Exhibit 99.1

FENNEC PROVIDES BUSINESS UPDATE AND ANNOUNCES SECOND QUARTER 2019 FINANCIAL RESULTS

•	Anticipate PEDMARKTM New Drug Application (NDA) completion by early 2020
•	Strong financial position with $17.5 million in cash and no debt

Research Triangle Park, NC, August 9, 2019 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company focused on the development of PEDMARKTM (a unique formulation of sodium thiosulfate (STS)) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported its business update and financial results for the second quarter ended June 30, 2019.

"During the quarter, we are pleased to have successfully manufactured PEDMARK and are working closely with the FDA on our rolling NDA submission," said Rosty Raykov, chief executive officer of Fennec. "We anticipate the completion of the NDA filing by early 2020 and if approved, we plan to launch PEDMARK in the second half of 2020."

Investor Events

• 2019 Wedbush PacGrow Healthcare Conference – Rosty Raykov, CEO of Fennec, will provide an overview of the Company’s business on Wednesday, August 14 at 10:55 a.m. Eastern Time at the 2019 Wedbush PacGrow Healthcare Conference in New York City. The Fennec presentation will be webcast live and can be accessed by visiting the investors relations section of the Company’s website at http://investors.fennecpharma.com/events-and-presentations/presentations.  A replay of the presentation will also be available and archived on the site for 90 days.

• H.C. Wainwright Global Investment Conference – Rosty Raykov, CEO of Fennec, will provide an overview of the Company’s business at the H.C. Wainwright Global Investment Conference in New York City on September 9-10. The Fennec presentation will be webcast live and can be accessed by visiting the investors relations section of the Company’s website at http://investors.fennecpharma.com/events-and-presentations/presentations.  A replay of the presentation will also be available and archived on the site for 90 days.

Financial Results for the Second Quarter 2019

•	Cash Position - Cash and cash equivalents were $17.5 million as of June 30, 2019. The reduction in cash balance over the quarter is the result of cash used for operating activities including the manufacturing and regulatory expenses associated with the regulatory submissions of PEDMARKTM.
•	R&D Expenses - Research and development (R&D) expenses were $2.0 million for the three months ended June 30, 2019, compared to $0.8 million for the same period in 2018. The increase in R&D expenses for the comparative three months relates primarily to drug manufacturing activities and regulatory registration activities for PEDMARKTM.
•	G&A Expenses - General and administrative (G&A) expenses were $2.8 million for the three months ended June 30, 2019, compared to $1.9 million for the same period in 2018. This increase is mainly the result of the additional non-cash expense resulting from the revaluing all vested options when their terms were extended at the annual shareholder’s meeting. This revaluing added and additional $1.3 million in option expense for the second quarter of 2019. Despite this addition, net total option expense for the three months ended June 30, 2019 only increased by $0.7 over the same period in 2018. The remaining increase of $0.2 in general and administrative expenses is primarily associated with increases in professional fees and employee compensation.

•	Net Loss - Net loss was $4.7 million and $2.6 million for the three months ended June 30, 2019 and 2018, respectively.
•	Financial Guidance - The Company believes its cash and cash equivalents on hand as of June 30, 2019 will be sufficient to fund the Company's planned commercial launch of PEDMARKTM in the second half of 2020.

Financial Update

The selected financial data presented below is derived from our audited condensed consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete interim unaudited consolidated financial statements for the period ended June 30, 2019 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

	Three Months Ended
Interim Unaudited Statement of Operations	June 30, 2019	June 30, 2018
(U.S. Dollars in thousands except per share amounts)
Revenue	$-	$-
Operating expenses
Research and development	1,969	798
General and administrative	2,844	1,867
Loss from operations	(4,813)	(2,665)
Other loss	(10)	5
Interest expense	(17)	-
Interest income	110	73
Net loss	$(4,730)	$(2,587)

Basic and diluted net loss per common share	$(0.24)	$(0.14)

Fennec Pharmaceuticals Inc.
Balance Sheets
(U.S. Dollars in thousands)
	June 30, 2019	December 31, 2018
Assets
Cash and cash equivalents	$17,475	$22,781
Other current assets	57	169
Non-current assets, net	297	-
Total Assets	$17,829	$22,950

Liabilities and stockholders’ equity
Current liabilities	$1,353	$1,637
Total stockholders’ equity	16,476	21,313
Total liabilities and stockholders’ equity	$17,829	$22,950

Working Capital
Selected Asset and Liability Data:	June 30, 2019	December 31, 2018
(U.S. Dollars in thousands)
Cash and cash equivalents	$17,475	$22,781
Other current assets	57	169
Current liabilities	(1,353)	(1,637)
Working capital	$16,179	$21,313

Selected Equity:
Common stock	$106,392	$106,392
Accumulated deficit	(138,612)	(131,256)
Stockholders’ equity	16,476	21,313

At June 30, 2019, the Company had working capital balance totaling approximately $16.2 million compared to $21.3 million as of December 31, 2018.

Dollar and shares in thousands	Three Months Ended June 30,
Selected cash flow data:	2019	2018
Net cash used in operating activities	$(2,756)	$(1,570)
Net cash used in investing activities	-	-
Net cash (used in)/provided by financing activities	-	491
Decrease in cash and cash equivalents	$(2,756)	$(1,079)

Forward looking statements

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including such risks that regulatory and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2018. Fennec Pharmaceuticals Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

About PEDMARK™ (Sodium Thiosulfate (STS))

Cisplatin and other platinum compounds are essential chemotherapeutic components for many pediatric malignancies.  Unfortunately, platinum-based therapies cause ototoxicity in many patients, and are particularly harmful to the survivors of pediatric cancer.

In the U.S. and Europe there is estimated that over 10,000 children may receive platinum-based chemotherapy.  The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

STS has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. Both studies are completed. The COG ACCL0431 protocol enrolled one of five childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.  SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc., is a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients.  Fennec initiated a rolling New Drug Application (NDA) for PEDMARKTM for the prevention of ototoxicity induced by cisplatin chemotherapy patients 1 month to < 18 years of age with localized, non-metastatic, solid tumors in December 2018. The Company is targeting completing the NDA submission in early 2020 with potential first commercial launch of PEDMARKTM in the second half of 2020. Further, PEDMARKTM   received Breakthrough Therapy and Fast Track Designation by the FDA in March 2018.  Fennec has a license agreement with Oregon Health and Science University (OHSU) for exclusive worldwide license rights to intellectual property directed to STS and its use for chemoprotection, including the prevention of ototoxicity induced by platinum chemotherapy, in humans.  For more information, please visit www.fennecpharma.com.

For further information, please contact:

Rosty Raykov

Chief Executive Officer

Fennec Pharmaceuticals Inc.

T: (919) 636-5144